ASX/Media RELEASE	13 August 2007

pSivida completes recruitment of European
Pancreatic Cancer Study
and releases preliminary findings

Boston, MA and Perth, Australia (August 13, 2007) - pSivida Limited (NASDAQ:PSDV, ASX:PSD, Xetra:PSI) today announced the completion of the recruitment stage of the Phase IIa clinical study of BrachySilTM for the treatment of inoperable pancreatic cancer at three leading hospitals in the United Kingdom and Singapore. All are major centers for cancer therapy.

A total of 17 patients were treated with BrachySilTM directly to a tumor in the pancreas via endoscopic ultrasound (used to assist in locating the delivery point), in combination with standard chemotherapy. BrachySilTM is a novel oncology product which consists of a combination of BioSiliconTM and the isotope 32Phosphorus, a proven anti-cancer therapeutic, and is intended to be used in conjunction with standard chemotherapy for enhanced tumor response. BrachySilTM is designed to be a targeted and localized product and could potentially provide oncologists with an effective and user-friendly treatment for this disease which has a high unmet clinical need.

We believe the preliminary data are very encouraging. Eight weeks follow-up data available on the first 10 patients treated shows 90% of these patients have had either stabilization or reduction in size of their primary tumor and none of these patients experienced product related significant adverse events.

The primary objective of this study is to determine the safety of the image-guided implantation of BrachySil™. Efficacy, as determined by Computerized Tomography scanning of the tumor size and overall survival are secondary endpoints. Preliminary data on the balance of the patients treated will be released when a minimum of eight weeks follow-up data have been obtained. The first analysis of all the patients is expected to be available at the end of the calendar year and results will be used to guide future studies.

Pancreatic cancer has one of the lowest cancer survival rates (five year relative survival rate of approximately 5%) with 85-90% of patients being diagnosed with the inoperable form of the disease. There is significant clinical and market demand for effective therapies to treat this aggressive form of cancer which is the fourth leading cause of death by cancer in the United States.

“We believe that the first trial in man of BrachySilTM for the treatment of inoperable pancreatic cancer represents a significant next step to bringing an effective treatment for an aggressive cancer that presently has a very low survival rate,” said Managing Director of pSivida Limited, Dr Paul Ashton.

-ENDS-

Released by:
pSivida Limited Brian Leedman Vice President, Investor Relations pSivida Limited Tel: + 61 8 9226 5099 bleedman@psivida.com	US Public Relations Beverly Jedynak President Martin E. Janis & Company, Inc Tel: +1 (312) 943 1100 ext. 12 bjedynak@janispr.com	European Public Relations Eva Reuter Accent Marketing Limited Tel: +49 (254) 393 0740 e.reuter@dr-reuter.eu

NOTES TO EDITORS:

pSivida is a global drug delivery company committed to the biomedical sector. Retisert® is FDA approved for the treatment of uveitis. Vitrasert® is FDA approved for the treatment of AIDS-related CMV Retinitis. Bausch & Lomb owns the trademarks Vitrasert® and Retisert®. pSivida has licensed the technologies underlying both of these products to Bausch & Lomb. The technology underlying Medidur™ for diabetic macular edema is licensed to Alimera Sciences and is in Phase III clinical trials. pSivida has a worldwide collaborative research and license agreement with Pfizer Inc. for other ophthalmic applications of the Medidur™ technology.

pSivida owns the rights to develop and commercialize a modified form of silicon (porosified or nano-structured silicon) known as BioSilicon™, which has applications in drug delivery, wound healing, orthopedics, and tissue engineering. The most advanced BioSilicon™ product, BrachySil™ delivers a therapeutic, P32 directly to solid tumors and is presently in Phase II clinical trials for the treatment of pancreatic cancer.

pSivida’s intellectual property portfolio consists of 71 patent families, 99 granted patents, including patents accepted for issuance, and over 300 patent applications. pSivida conducts its operations from facilities near Boston in the United States, Malvern in the United Kingdom and Perth in Australia.

pSivida is listed on NASDAQ (PSDV), the Australian Stock Exchange (PSD) and on the Frankfurt Stock Exchange on the XETRA system (PSI). pSivida is a founding member of the NASDAQ Health Care Index and the Merrill Lynch Nanotechnology Index.

This release contains forward-looking statements that involve risks and uncertainties including with respect to the efficacy of pSivida’s drug delivery technology, potential products, the potential size of certain markets, our ability to continue to raise funds and the final results of the Phase IIa clinical study of BrachySil for the treatment of inoperable pancreatic cancer. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors including: failure of the preliminary data of the Phase IIa pancreatic cancer trial to be indicative of final results, the risk that use of BrachySil in conjunction with standard chemotherapy does not enhance tumor response; failure of BrachySil to provide oncologists with an effective and user-friendly treatment for inoperable pancreatic cancer; failure of the Company to conduct any future BrachySil trials or studies. Other reasons are contained in cautionary statements in the Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission, including, without limitation, under Item 3.D, "Risk Factors" therein. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of pSivida.